UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30748 / October 21, 2013

In the Matter of

THE KP FUNDS
ONE FREEDOM VALLEY DRIVE
OAKS, PA 19456

CALLAN ASSOCIATES INC.
101 CALIFORNIA STREET, SUITE 3500
SAN FRANCISCO, CALIFORNIA 94111

(File No. 812-14143)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

The KP Funds and Callan Associates Inc. filed an application on April 3, 2013, and amendments
to the application on August 21, 2013 and September 19, 2013, requesting an order under section
6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from section 15(a) of
the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements. The order
would permit applicants to enter into and materially amend subadvisory agreements without
shareholder approval and also grant relief from certain disclosure requirements.

On September 23, 2013, a notice of the filing of the application was issued (Investment
Company Act Release No. 30693). The notice gave interested persons an opportunity to request
a hearing and stated that an order granting the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by The KP Funds and Callan Associates Inc. (File No. 812-14143) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary